January 2, 2008




Dear Stockholder:

         We are enclosing a copy of the Hyperion Brookfield Collateralized Securities Fund, Inc. (the "Fund") offer to purchase, dated January 2, 2008 (the "Offer to Purchase"), 2,124,646 issued and outstanding shares (the "Shares"). The Offer to Purchase is for cash at the net asset value ("NAV") per share as of the expiration date of the offer. Together with the Offer to Purchase, we are sending you a form of the Letter of Transmittal (the "Letter") for use by stockholders that you should read carefully. Certain selected financial information with respect to the Fund is set forth in the Offer to Purchase.

         If, after reviewing the information set forth in the Offer to Purchase and the Letter, you wish to tender Shares for purchase by the Fund, please follow the instructions contained in the Offer to Purchase and Letter.

         Neither the Fund nor its Board of Directors makes any recommendation to any stockholder as to whether or not to tender Shares. Each stockholder is urged to consult his or her broker or tax adviser before deciding whether to tender any Shares.

         The Fund's most recent fiscal year-end was July 31, 2007. In the Fund's last fiscal year, the Fund distributed $72,639,552 to its stockholders, which represents approximately $1.03 per share. Since July 2007, the Fund has distributed $28,283,368.08 to its stockholders, which represents approximately $0.405 per share. The last NAV calculated for the Fund on December 6, 2007 was $7.06 per share. For the Fund's fiscal year ended July 31, 2007, the Fund's highest NAV was $10.38 per share and its lowest NAV was $9.08 per share.

         Requests for additional copies of the Offer to Purchase, the Letter and any other tender offer documents may be directed to the undersigned, Hyperion Brookfield Collateralized Securities Fund, Inc. at (800) HYPERION. Also, please feel free to contact the undersigned, should you have any other questions on the enclosed material. We appreciate your continued interest in the Hyperion Brookfield Collateralized Securities Fund, Inc.

                                            Yours truly,


                                            Thomas F. Doodian

                                            Treasurer
                                            Hyperion Brookfield Collateralized
                                            Securities Fund, Inc.